BEFORE THE
                            PUBLIC SERVICE COMMISSION
                                   OF MARYLAND



IN THE MATTER OF the Proposed Merger of     )
Potomac Electric Power Company and          )
Delmarva Power & Light Company              )        Case No. _______________




                              JOINT APPLICATION OF
                         POTOMAC ELECTRIC POWER COMPANY
                       AND DELMARVA POWER & LIGHT COMPANY
                            REGARDING PROPOSED MERGER

     Potomac Electric Power Company ("Pepco") and Delmarva Power & Light Company d/b/a Conectiv Power Delivery ("Delmarva") (together, the "Applicants") submit this joint Application regarding their proposed merger (the "Merger") pursuant to the Agreement and Plan of Merger dated as of February 9, 2001 (the "Merger Agreement"), a copy of which is submitted herewith as Exhibit A. Neither of the Applicants is a Maryland corporation, and completion of the Merger will have no material adverse effect on the franchises under which the Applicants now provide, and will continue to provide, electric service to their customers in Maryland. Accordingly, it is the Applicants' position and belief that approval of the Merger by the Public Service Commission of Maryland (the "Commission") is not legally required under the provisions of the Public Utility Companies Article (the "PUC Article") of the Maryland Annotated Code. The Applicants, however, wish to expedite the orderly consummation of the Merger, and they are accordingly submitting this Joint Application to inform the Commission of the terms of the Merger and its potential benefits, and to request that the Commission issue an order finding that the Merger Agreement has no material adverse effect on the Applicants' franchises and authorizing the Merger in the event that the Commission is of the view that such authorization is necessary.

                                  INTRODUCTION

     Under the terms of the Merger Agreement, Pepco will effectively acquire Conectiv, Delmarva's parent holding company, for a total consideration of approximately $2.2 billion in cash and stock. Following completion of the Merger, Pepco and Delmarva will both be wholly owned subsidiaries of a new company that will be a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). The new holding company is now named New RC, Inc., but another name will be chosen prior to completion of the merger. Mr. John M. Derrick, Jr., Pepco's current Chairman of the Board and Chief Executive Officer, will also serve as Chairman and CEO of New RC, Inc., which will be headquartered in Washington, D.C. The governing board of the New RC, Inc., will initially consist of twelve persons, at least two of whom will be members of Conectiv's existing board and the remainder of whom will come from Pepco's board.

     The Applicants intend that Pepco will continue to be headquartered in Washington, D.C., and Delmarva will remain headquartered in Wilmington, Delaware. For the foreseeable future, day-to-day operational decisions will continue to be made by the two operating companies from those headquarters.

     Considered together, Pepco, Delmarva, and Conectiv's other principal operating subsidiary, Atlantic City Electric Company ("ACE"), will form the largest electric delivery provider in the mid-Atlantic region, both in terms of megawatt load and kilowatt-hour sales, and also the largest owner of transmission facilities in the PJM Power Pool. Together the companies will serve a total of approximately 1.8 million customers in Delaware, the District of Columbia, Maryland, New Jersey, and Virginia (Pepco has about 700 thousand customers, Delmarva about 600 thousand, and ACE about 500 thousand).

                                 THE APPLICANTS

     Pepco, a District of Columbia and Virginia corporation, distributes electricity to approximately 480,000 customers in Montgomery and Prince George's Counties; the company also serves the District of Columbia, where it provides electricity to approximately 220,000 customers. Pepco's electric distribution services are subject to regulation by this Commission and by the Public Service Commission of the District of Columbia. Pepco is also engaged in diversified competitive energy and telecommunications businesses through its subsidiaries Pepco Energy Services, Inc. and Potomac Capital Investment Corporation.

     In accordance with the terms of the settlement reached in its restructuring proceeding before this Commission, Case No. 8796, and a comparable proceeding conducted in the District of Columbia, Pepco earlier this year successfully completed the sale at auction of its generating plants and related assets, with the exception of the plants located at Benning Road and Buzzard Point in the District of Columbia. Included in the sale were Pepco's rights and obligations under certain above-market purchased power agreements. As provided in the Case No. 8796 settlement, Pepco's Maryland customers will receive a share, amounting to over $190 million, of the net gain received from Pepco's divestiture of its generating assets. In addition, as also provided in the Case No. 8796 settlement, Pepco's rates for its residential and commercial customers in Maryland were reduced as of July 1, 2000, and the rates are effectively capped at those reduced levels until July, 2004.

     Information regarding Pepco's financial condition, as defined in COMAR '20.07.04.01, is included as Exhibit B hereto.

     Delmarva, a Delaware and Virginia corporation, is a subsidiary of Conectiv, which is a registered holding company under PUHCA. Conectiv was formed as a result of a merger involving Delmarva and ACE that was approved by this Commission in 1997. Delmarva provides electric utility service to customers in an area encompassing about 6,000 square miles in Delaware, Maryland and Virginia. ACE, a New Jersey corporation, serves customers in a 2,700 square-mile area of Southern New Jersey. Together, Delmarva and ACE (which do business as "Conectiv Power Delivery") provide electric service to about 1 million customers. Delmarva also provides natural gas service to over 107,000 customers in a 275 square-mile service area in Northern Delaware. Conectiv Communications, Inc. offers telecommunications services to customers in Delaware, Maryland, New Jersey, and Pennsylvania.

     Delmarva sold its ownership interests in nuclear generating plants late last year, and agreements have been entered into for the sale of ACE's ownership interest in nuclear generating plants. In addition, Delmarva's and ACE's interests in baseload fossil-fueled generating plants are subject to a sales agreement pending regulatory approvals in New Jersey. The generating plants to be retained, with a capacity of approximately 1,700 megawatts, have been transferred to another Conectiv subsidiary, Conectiv Energy Holding Company ("CEH"). As provided in the Commission-approved settlement of Delmarva's restructuring proceeding in Maryland, Case No. 8795, rates for residential customers in Maryland were reduced 7.5% on July 1, 2000. In addition, Delmarva's residential rates have been frozen from that date through June 30, 2004, and rates for all other customer classes are frozen through June 30, 2003.

     A description of Delmarva's financial condition, as defined in COMAR '20.07.04.01, is submitted herewith as Exhibit C.

                              THE MERGER AGREEMENT

     Under the terms of the Merger Agreement, Pepco stockholders will receive one share of New RC, Inc. common stock on a tax-free basis for each share of Pepco common stock they hold. Conectiv common stockholders will have the option to receive either $25.00 in cash or New RC, Inc. shares, subject to proration, such that the aggregate consideration paid to all Conectiv stockholders will be 50 percent cash and 50 percent stock. The amount of stock to be issued in the merger is subject to a fixed-price collar for Pepco stock prices between $19.50 and $24.50, such that each Conectiv share would be converted into not less than
1.02041 and not more than 1.28205 shares of New RC, Inc. The transaction is expected to be tax-free to the extent that Conectiv stockholders receive stock for their shares. As provided by Conectiv's certificate of incorporation, each holder of Class A stock will receive 86.8 percent of the per share value received by the common stockholders, or $21.69, subject to the same proration and collar provisions as the common stockholders.

     Although the exact exchange ratio and value of the New RC, Inc. common stock that the Conectiv shareholders will receive in the transaction will not be determined until shortly before the date that the Merger is completed, it is estimated, based on the number of common shares currently outstanding on a fully diluted basis, that Pepco stockholders will own approximately 67 percent of the common equity of the new company, and Conectiv stockholders will own approximately 33 percent.

     A significant portion of the acquisition will be financed through cash on hand, including Pepco's share of the proceeds from its recently completed sale of generating assets, as well as external financing.

     Consummation of the Merger is subject to the approval of Conectiv's and Pepco's shareholders, the receipt of the required federal and state regulatory approvals, and other customary conditions. It is anticipated that the transaction will close in the first quarter of 2002.

                               THE PUBLIC INTEREST

     Completion of the Merger will serve the public interest in a number of respects, as described in greater detail in the prepared testimony of the witnesses for the Applicants submitted herewith. The large number of customers served and kilowatt-hours delivered by the three operating companies will enhance the Applicants ability to acquire and implement new technologies to maintain and improve reliability and customer service. Example of areas in which such new technologies might be applicable include customer call center operations, outage management systems, and developments in distribution technologies. The Merger will also facilitate the more efficient deployment of field crews and equipment and customer representatives in times of severe weather or other emergencies. The Applicants will establish processes to identify and implement the "best practices" of both companies.

     The Applicants are not proposing to effect any current changes in rates in connection with the Merger; as previously noted, the Applicants rates for electric service to customers in Maryland have been reduced and capped or frozen for the next several years. The Applicants expect, however, that the Merger will enable them to achieve efficiencies and cost savings in the future through their increased purchasing power and continued financial strength, the elimination of redundant administrative and support functions, and (as previously mentioned) the implementation of new technologies at a lower per-customer cost. Such efficiencies and cost savings will, of course, be reflected in the cost of service studies prepared in connection with any rate proceedings following the end of the rate cap/freeze periods, which will serve to ameliorate the size of future rate increase requests. In addition, if and to the extent that the Applicants continue to provide Standard Offer Service following the transition, their ability to procure the necessary electricity supply on reasonable terms will be enhanced because they will be purchasing capacity and energy for a far greater number of customers than would either Pepco or Conectiv on a stand-alone basis.

     Finally, to express in concrete terms their commitment to maintaining a high quality of customer service and reliability, the Applicants are proposing several specific service level guarantees for their customers.

                 [Summary of service level guarantees to come.]

                            THE APPLICANTS' WITNESSES

     The prepared direct testimony of four witnesses is submitted herewith in support of this Application.

     Mr. John M. Derrick, Jr., Pepco's Chairman and Chief Executive Officer, and Mr. Thomas S. Shaw, Conectiv's President and Chief Operating Officer, present an overview of the transaction and describe some of the benefits to be derived from the Merger, including enhanced reliability and customer service. It is anticipated that Messrs. Derrick and Shaw will testify as a panel.

     Dr. Joe D. Pace, an economist, has reviewed the transaction and presents his analysis of the long-term qualitative benefits of the Merger and identifies some of the reliability and customer service technologies that the Applicants will be able to implement, at a lower cost, to the benefit of both Pepco's and Delmarva's Maryland customers.

     Mr. Derek W. HasBrouck, a consultant retained by the Applicants who is a recognized expert in the field of customer service standards, describes the service level guarantees that the Applicants will be offering to their Maryland customers following completion of the Merger.

                                     NOTICES

     Please send copies of all notices, correspondence and other documents regarding this Application to each of the undersigned attorneys and to the following:

                         J. Mack Wathen, Director
                         Planning, Finance & Regulation
                         Conectiv Power Delivery
                         New Castle Regional Office
                         401 Eagle Run Road
                         P.O. Box 9239
                         Newark, Delaware 19714
                         Tel: 302-454-4585
                         Fax: 302-454-4034

                                   CONCLUSION

     The proposed Merger will provide substantial benefits for both the customers and shareholders of Pepco and Conectiv, and is thus in the public interest. In the continuing transition to a restructured electric utility industry in Maryland, the Applicants together will be of a size and financial strength that will enable them to better avail themselves of opportunities presented, and better manage risks encountered, than either company could on a stand-alone basis. Moreover, the Merger will bring together two companies each of which has a long history of service to customers in Maryland, each of which is familiar with this Commission's policies and regulatory standards and philosophy, and each of which has a demonstrated commitment to the communities that it serves. Accordingly, the Applicants submit that the Merger Agreement has no material adverse effect on the Applicants' franchises. The merger will clearly serve the public interest and, if the Commission is of the view that its authorization is necessary, the Applicants respectfully request that the Commission issue its Order authorizing the Applicants to complete the Merger on the terms set forth in the Merger Agreement.

                                            Respectfully submitted,



Randall Griffin                             Paul H. Harrington
Delmarva Power & Light Company              Potomac Electric Power Company
800 King Street                             1900 Pennsylvania Avenue, N.W.
Wilmington, Delaware 19899                  Washington, D.C.  20068
(302) 429-3649                              (202) 872-2890
(302) 429-3016 (Fax)                        (202) 331-6767 (Fax)


Francis X. Wright
Eastwick Rose & Wright, P.A.
201 N. Charles Street, Suite 2100
Baltimore, Maryland 21201
(410) 685-6503
(410) 685-6504 (Fax)